SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Director Shareholding dated 31 December, 2003



                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




1. Name of company

Prudential plc



2. Name of director

Kathleen O'Donovan, Robert Rowley, Julia Ann Burdus, Alexander Stewart,

Roberto Mendoza, Lambertus Becht and Bridget Macaskill



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Directors named above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Kathleen O'Donovan

Robert Rowley

Julia Ann Burdus

Alexander Stewart

Roberto Mendoza held in Strand Nominees Limited

Lambertus Becht

Bridget Macaskill




5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares, agreed by UKLA, using agreed % of the quarterly payment of board and committee fees to the non-executive directors



7. Number of shares / amount of stock acquired


Kathleen O'Donovan 642 shares

Robert Rowley  642 shares

Julia Ann Burdus 786 shares

Alexander Stewart 786 shares

Roberto Mendoza  642 shares

Lambertus Becht 773 shares

Bridget Macaskill 785 shares



8. Percentage of issued class

Kathleen O'Donovan 0.00003195 %

Robert Rowley  0.00003195%

Julia Ann Burdus 0.00003912%

Alexander Stewart 0.00003912 %

Roberto Mendoza 0.00003195%

Lambertus Becht 0.00003847 %

Bridget Macaskill 0.00003907%



9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A



11. Class of security

Ordinary Shares of 5p each



12. Price per share

GBP4.73250



13. Date of transaction

31 December 2003



14. Date company informed

31 December 2003



15. Total holding following this notification

Kathleen O'Donovan (4,399 shares)

Robert Rowley (31,634 shares)

Julia Ann Burdus (10,943 shares)

Alexander Stewart (18,465 shares)

Roberto Mendoza (105,516 shares)

Lambertus Becht (16,666 shares)

Bridget Macaskill (6,616 shares)



16. Total percentage holding of issued class following this notification

Kathleen O'Donovan  0.00022%

Robert Rowley  0.00157 %

Julia Ann Burdus 0.00054%

Alexander Stewart 0.00092%

Roberto Mendoza 0.00525%

Lambertus Becht 0.00083 %

Bridget Macaskill  0.00033 %


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A



18. Period during which or date on which exercisable

N/A



19. Total amount paid (if any) for grant of the option

N/A



20. Description of shares or debentures involved: class, number

N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A



22. Total number of shares or debentures over which options held following this notification

N/A



23. Any additional information


Correction of total shareholding: Mr Becht's total shareholding in Prudential plc was previously understated by 642 shares. This was due to scrip dividend elections for shares held in a nominee account which had not been notified to the Company. The total number of shares currently held is 16,666 shares, as stated in 15 above.


24. Name of contact and telephone number for queries

Gavin White, 020 7548 3423



25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805



Date of Notification

31 December 2003





END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   31 December, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/     John Price

                                                 John Price
                                                 Deputy Group Secretary